UF 9-3-02

02053005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24054

RECEIVED AUG 29 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SELKIRK INVESTMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. WALL
(No. and Street)

SPOKANE (City) WA (State) 99201-0831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAMS & WEBSTER, P.S.
(Name – *if individual, state last, first, middle name*)

601 W. RIVERSIDE SUITE 1940 SPOKANE WA 99201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RON SNYDER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SELKIRK INVESTMENTS, INC., as of JUNE #30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SHAWNA DYE
COMMISSION EXPIRES
NOTARY
PUBLIC
MARCH 6, 2006
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELKIRK INVESTMENTS, INC.

Financial Statements and Independent Auditor's Report

June 30, 2002

Williams & Webster, P.S.
Certified Public Accountants
Bank of America Financial Center
601 W. Riverside, Suite 1940
Spokane, Washington 99201
(509) 838-5111

SELKIRK INVESTMENTS, INC.

TABLE OF CONTENTS

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants
Bank of America Financial Center ♦ 601 W. Riverside, Suite 1940 ♦ Spokane, WA 99201-0611
509-838-5111 Fax: 509-838-5114 ♦ E-mail: wwpcpas@williams-webster.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Selkirk Investments, Inc.
Spokane, WA

We have audited the accompanying statement of financial condition of Selkirk Investments, Inc. as of June 30, 2002, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Selkirk Investments, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
July 31, 2002

SELKIRK INVESTMENTS, INC.
STATEMENT OF FINANCIAL POSITION
June 30, 2002

ASSETS		
Cash	$	42,820
Deposits with clearing broker		35,037
Employee advance receivable		1,198
Annuity receivable		4,967
Total assets	$	84,022
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	42,002
Accrued vacation and sick leave		4,635
Federal income taxes payable		25,178
Total liabilities		71,815
COMMITMENTS & CONTINGENCIES		-
STOCKHOLDERS' EQUITY		
Capital stock - no par value, 200,000 shares authorized; 115,000 shares issued and outstanding		30,000
Paid-in capital		385,540
Accumulated deficit		(403,333)
Total stockholders' equity		12,207
Total liabilities and stockholders' equity	$	84,022

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF INCOME
June 30, 2002

REVENUES		
Commissions	$	567,590
Management fees		19,450
Interest		37
		587,077
EXPENSES		
Commissions		179,236
Employee compensation, and benefits		173,652
Occupancy and equipment rental		62,947
Taxes		39,708
Communications		21,683
Other operating expenses		49,357
		526,583
INCOME FROM OPERATIONS		60,494
OTHER INCOME		46,956
INCOME BEFORE TAXES		107,450
FEDERAL INCOME TAXES		22,778
NET INCOME	$	84,672

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
June 30, 2002

		Common Stock		Paid-in Capital		Retained Earnings (Deficit)		Total Stockholders' Equity
BALANCE, BEGINNING OF YEAR	$	30,000	$	385,540	$	(398,809)	$	16,731
ADD (DEDUCT):								
Net income		-		-		84,672		84,672
Dividends paid		-		-		(89,196)		(89,196)
BALANCE, END OF YEAR	$	30,000	$	385,540	$	(403,333)	$	12,207

SELKIRK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
June 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	84,672
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in assets:		
Annuities receivable		(1,679)
Empoyee advances		56
Other assets		(37)
Increase (decrease) in liabilities		
Accounts payable and accrued liabilities		9,741
Net cash provided by operating activities		92,753
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of dividends		(89,196)
Net cash (used) by financing activities		(89,196)
NET INCREASE IN CASH		3,557
CASH, BEGINNING OF YEAR		39,263
CASH, END OF YEAR	$	42,820

The accompanying notes are an integral part of these financial statements.

Selkirk Investments, Inc.
Notes to Financial Statements
June 30, 2002

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Selkirk Investments, Inc. (hereinafter "Selkirk"), located in Spokane, Washington, operates as an introducing broker/dealer, clearing transactions with and for customers on a fully disclosed basis through another broker/dealer.

Effective January 1, 1995, pursuant to a plan of reorganization, the Company became a wholly owned subsidiary of Empire Financial Group Incorporated ("EFGI"). At that date, the shareholders transferred all issued and outstanding shares of stock of Selkirk to EFGI in exchange for shares of EFGI.

Selkirk's year-end is June 30.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of Selkirk.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.

Derivative Instruments
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 130"), "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative Instruments (continued)
If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2002, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Furniture and Equipment
Selkirk sold its furniture and equipment to its parent, Empire Financial Group, in 1999 at book value. EFGI leases the furniture and equipment back to Selkirk on an operating lease for $350 per month.

Revenue Recognition and Related Expenses
Selkirk recognizes income from trades made and investing activities, including its portion of any shared commissions. All securities representatives of the broker-dealer are independent. Total commission expense recorded for the year ended June 30, 2002 was $179,236, which totals all commissions paid to the securities representatives.

Securities Transactions
Such transactions are recorded on a settlement date basis.

Compensated Absences
Employees are entitled to paid vacation, sick days, and personal days off depending on job classification, length of service, and other factors. The amount of such unfunded costs at June 30, 2002 is $4,635.

Income Taxes
Federal income taxes are calculated in accordance with Financial Accounting Standards Board Statement No. 109 and have been computed at statutory rates (see Note 6). Selkirk is part of a consolidated federal tax filing by its parent company, EFGI.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments
The Company's financial instruments as defined by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, advances to affiliate, trade accounts receivable, accounts payable, accrued expenses and notes payable. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at June 30, 2002.

Accounting Pronouncements
In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This new standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations. Statement 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. As the Company carries no fixed assets, the Company does not believe that SFAS No. 144 has a material impact on the financial statements of the Company at June 30, 2002.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 establishes guidelines related to the retirement of tangible long-lived assets of the Company and the associated retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets. This statement is effective for financial statements issued for the fiscal years beginning after June 15, 2002 and with earlier application encouraged. The Company adopted SFAS No. 143 and does not believe that the adoption will have a material impact on the financial statements of the Company.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", which updates, clarifies and simplifies existing accounting pronouncements. FASB No. 4, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related tax effect was rescinded, and as a result, FASB 64, which amended FASB 4, was rescinded as it was no longer necessary. FASB 145 amended FASB 13 to require certain lease modifications in sale-leaseback transactions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Pronouncements (continued)
Management believes adopting this Statement will have no effect on the Company's financial position or results of operations at June 30, 2002.

NOTE 3 – NET CAPITAL REQUIREMENT

Selkirk is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500% (15 to 1). At June 30, 2002, Selkirk had net capital of $11,009 which is $6,009 more than its required net capital of $5,000. Selkirk's ratio of aggregate indebtedness to net capital was 6.52 to 1. Selkirk is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customers' securities.

NOTE 4 - OPERATING LEASES

Selkirk leases office space, a postage meter, and computer equipment under terms of operating leases. Lease payments for the year ended June 30, 2002 were $45,600, $947, and $5,505, respectively. The lease for office space, which calls for monthly payments of $3,800, is renewable on an annual basis through July of 2006. The lease for the computer equipment, which calls for monthly payments of $424, is in effect until August of 2004. Total lease commitments for the subsequent year ended June 30, 2003 are as follows:

Computer equipment	$	5,088
Office space	$	45,600

NOTE 5 - DEFINED CONTRIBUTION 401(k)

EFGI sponsors a defined contribution 401(k) plan that covers employees and employees of the affiliated group who are at least 21 years of age. Employees may contribute up to 20% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 1% of participants' compensation. For the year ended June 30, 2002, Selkirk reimbursed EFGI for contributions totaling $1,071.

NOTE 6 - FEDERAL INCOME TAX

The current tax provision represents the federal income tax Selkirk would have incurred on a separate basis, although federal income tax returns are filed on a consolidated basis by its parent. The Company's consolidated tax returns are filed on a calendar year basis. At June 30, 2002, Selkirk has recorded a liability to its parent for tax provisions of $25,178. In accordance with regulatory requirements and Statement of Financial Accounting Standard No. 71 for regulated activities, the Company has a tax provision for calendar year 2001 of $14,075. The additional provision on the first six months of 2002 is $11,103 which results in a total allocation to the fiscal year ending June 30, 2002 of $22,778. The current tax is based upon statutory rates and modifications to income for deduction limitations. The liability is classified with accounts payable and accrued liabilities on the Statement of Financial Position.

NOTE 7 - RELATED-PARTY TRANSACTIONS

ESI Commercial Corporation, as manager for RTC #3 Investment Group Limited Liability Company and ESI Financial Partners, L.P. ("RTC #4"), is affiliated through common ownership. During the period ended June 30, 2002, management fees received from RTC #4 Investment Group Limited Liability Company aggregated $19,450.

NOTE 8 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of financial condition as of June 30, 2002 is available for examination and copying at Selkirk's offices and at the Los Angeles, California, Pacific Regional Office of the Commission.

Selkirk Investments, Inc.
Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers"
and
Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2002

Selkirk Investments, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Selkirk Investments, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of the Customers", as stated under exemption rule 15c3-3 (k) (2) (b).

SELKIRK INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
June 30, 2002

NET CAPITAL:		
Total stockholders' equity	$	12,207
Broker advance		(1,198)
NET CAPITAL AT JUNE 30, 2002	$	11,009
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	71,815
TOTAL AGGREGATE INDEBTEDNESS	$	71,815
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital	$	11,009
Less: minimum net capital required		5,000
Net Capital in excess of minimum requirement	$	6,009
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		6.52

The accompanying notes are an integral part of these financial statements.

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants
Bank of America Financial Center ♦ 601 W. Riverside, Suite 1940 ♦ Spokane, WA 99201-0611
509-838-5111 Fax: 509-838-5114 ♦ E-mail: wwpcpas@williams-webster.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Selkirk Investments, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Selkirk Investments, Inc. for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure or

the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Williams & Webster, P.S.
Spokane, Washington
July 31, 2002

Selkirk Investments, Inc.
Reconciliation of Computation of Aggregate Indebtedness and Net Capital with That of the Registrant as Filed in Part II of Form X-17A-5
June 30, 2001

AGGREGATE INDEBTEDNESS:		
Aggregate indebtedness as reported by registrant	$	46,637
Net audit adjustments for:		
Income taxes		25,178
Aggregate indebtedness as computed on page 13	$	71,815
NET CAPITAL:		
Net capital as reported by registrant	$	36,187
Net audit adjustments for:		
Income taxes		(25,178)
Net capital as computed on page 13	$	11,009

The accompanying notes are an integral part of these financial statements.